Exhibit 21.1

Subsidiaries of the Registrant

Shing Mei Enterprises Limited

Indirect Subsidiaries of the Registrant

Xujun Electronic (Ganzhou) Co., Ltd.
Guangxi Hezhou XU JUN Electronics Co., Ltd.
FuChuan Xujun Science and Technology Electronics Co., Ltd.
S.J. Electronics Technology (Shenzhen) Co., Ltd.
S.J. Electronics (Gongming loutsun Shenzhen ) Co., Ltd.